July 29, 2005

Steven Jacobs
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   The Newkirk Master Limited Partnership
      Item 4.02 Form 8-K
      Filed July 14, 2005
      File No. 000-50268

Dear Mr. Jacobs:

In response to your letter dated July 21, 2005, we have amended the Form 8-K filed July 14, 2005 by the Newkirk Master Limited Partnership (the "Partnership") to include an additional description of the facts underlying the conclusion of management that the Partnership's financial statements should no longer be relied upon. Please do not hesitate to contact us with any additional questions.

The Partnership acknowledges that the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE NEWKIRK MASTER LIMITED PARTNERSHIP


/s/ Thomas Staples
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Thomas Staples
Chief Financial Officer